Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 16, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street N.E.
Washington, D.C. 20549
Attn: John Dana Brown

Re:	Eagle Bulk Shipping Inc. Form S-3 Filed August 9, 2019 File No. 333-233208

Dear Mr. Brown:
This letter sets forth the response of Eagle Bulk Shipping Inc. (the “Company”) to the comment letter dated August 30, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form S-3 (the “Registration Statement”), filed via EDGAR on August 9, 2019. The Company has today filed via EDGAR this letter together with its amended Registration Statement on Form S-3 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter and provides certain updates for the passage of time.
The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
General
1.
We note that the forum selection provision in the thirteenth article of your third amended and restated articles of incorporation identifies the U.S. federal courts located in the Southern District of New York, or, if such court lacks jurisdiction, the state courts of the State of New York, as the sole and exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If so, describe any risks or other impacts on investors.  In addition, please disclose any uncertainty relating to enforceability of your forum selection provision, including uncertainty under the federal securities laws.

The Company advises the Staff that the forum selection provision contained in the Company’s Third Amended and Restated Articles of Incorporation could apply to actions brought under provisions of the federal securities laws, including the U.S. Securities Act of 1933, as amended and the U.S. Securities and Exchange Act of 1934, as amended.  Accordingly, we have added two risk factors on page 10 of the Amended Registration Statement, which describe this provision and the risks to and potential impact on shareholders and the Company, including with respect to enforceability.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274 or Daniel Lin at (212) 574-1620.
Very truly yours,

/s/ Keith J. Billotti, Esq.

cc:	Laura Nicholson, Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance

Gary Vogel Chief Executive Officer Eagle Bulk Shipping Inc. 300 First Stamford Place, 5th Floor Stamford, CT 06902